August 8, 2006


By facsimile to (404) 873-8689 and U.S. Mail


Mr. Victor A. Allums
Senior Vice President
PRG-Schultz International, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339

Re:	PRG-Schultz International, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed August 2, 2006
	File No. 333-134698

Dear Mr. Allums:

	We reviewed the filing and have the comment below.

1. Please revise your reference to Rule 416 in footnote 3 to the calculation of registration fee table to conform to the rule`s language, that is, stock splits, dividends, or similar transactions.
As written, the language is too broad as anti-dilution provisions of the convertible notes may encompass transactions not contemplated by the rule.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comment. If you think that compliance with the comment is inappropriate, provide the basis in the letter.
We may have additional comments after review of the filing, the responses to the comment, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since PRG-Schultz and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from PRG-Schultz in which PRG-Schultz acknowledges that:

* PRG-Schultz is responsible for the adequacy and accuracy of the disclosure in the filing.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.


* PRG-Schultz may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that PRG-Schultz provides us in our review of the filing or in response to our comments on the filing.

	You may direct questions on the comment and disclosure issues to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	B. Joseph Alley, Jr., Esq.
	Arnall Golden Gregory LLP
	171 17th Street, Suite 2100
	Atlanta, GA 30363



Mr. Victor A. Allums
August 8, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE